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                                                                  Exhibit (a)(8)


FOR IMMEDIATE RELEASE: August 2, 1996

INVESTOR CONTACT:              MEDIA CONTACT:          U.S. SURGICAL HOME PAGE:
Marianne Scipione              Steve Rose              http://www.ussurg.com
Vice President                 Director
Corporate Communications       Media Relations
203-845-1404                   203-845-1732



                     U.S. SURGICAL MAKES TENDER OFFER OF
                           $18 PER SHARE FOR CIRCON


      NORWALK, Conn.--United States Surgical Corporation (NYSE:USS) announced today that the company has commenced a cash tender offer for all of the outstanding common shares of Circon Corporation (NASDAQ:CCON)) at $18 per share. Following the completion of the tender offer, U.S. Surgical intends to consummate a merger in which all remaining shareholders will also receive $18 per share.

     Leon C. Hirsch, Chairman and Chief Executive Officer of U.S. Surgical, said, "We believe that U.S. Surgical's offer is a highly attractive opportunity for Circon shareholders, representing a premium of 83% over the average closing price of Circon's common stock during the last ten trading days. We are hopeful that the Board of Directors of Circon will recognize the significant benefits to Circon and its shareholders in this proposal."

     U.S. Surgical currently owns 1,000,100 shares of Circon common stock, representing approximately 8% percent of Circon's outstanding shares.
This stock was obtained through open market purchases. U.S. Surgical will file Schedules 14D-1 and 13D with the Securities and Exchange Commission (SEC) today.

     Mr Hirsch stated, "The sales and operating synergies between U.S. Surgical and Circon are significant. Circon is the largest producer of laparoscopic scopes, video systems and endoscopic suction irrigation devices in the United States. These products represent an ideal complement to U.S. Surgical's $500 million minimally invasive product lines. Circon will also

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provide a major platform for U.S. Surgical to expand its presence in the areas of urology and gynecology. Circon is the largest producer of ureteral stents in the United States and number one in gynecological sterilization products.

        "U.S. Surgical's strong international position, 52% of sales in the second quarter, will provide a platform for a significant increase in Circon's current international business, which represents less than 20% of their sales. Further synergies will be realized through U.S. Surgical's presence in major hospital chains throughout the United States. We also believe that U.S. Surgical's state-of-the-art manufacturing capabilities combined with Circon's personnel can significantly reduce the cost of producing Circon's products."

        Mr. Hirsch added, "U.S. Surgical believes that once fully integrated the transaction will be accretive to our earnings within twelve months as a result of both sales and operating synergies."

        U.S. Surgical's tender offer is conditioned on, among other things, the acquisition of at least 67% of Circon's shares on a fully diluted basis and the inapplicability of Section 203 of the Delaware General Corporation Law to the offer. The tender offer and withdrawal rights expire at midnight (E.D.T.) on August 29, 1996, unless extended. The offer is not contingent on the receipt of financing.

        The terms and conditions of the offer will be set forth in tender offer materials being filed today with SEC to be mailed promptly to Circon shareholders.

        Salomon Brothers Inc is acting as Dealer Manager for the offer, and Kissel-Blake Inc. is acting as Information Agent.

        United States Surgical Corporation is a diversified surgical products company specializing in technologies that improve patient care and lower health care costs.

        Following is the complete text of a letter Mr. Hirsch sent to Mr. Richard A. Auhll, Chairman, President and Chief Executive Officer of Circon Corporation on August 1, 1996:


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        Dear Richard,

        I am glad I had the opportunity to discuss with you the prospect of combining U.S. Surgical and Circon prior to releasing our tender offer tomorrow. I believe everybody will be best served if we can promptly sit down together to discuss this prospect.

        We at U.S. Surgical have been carefully looking at the advantages of a merger of Circon and U.S. Surgical. We have concluded that the combination of our businesses will provide significant benefits to both companies and respective shareholders. We sincerely believe the clear business logic of combining our operations should not be ignored.

        Our cash offer of $18/share, which represents a premium of 83% over the average closing price of Circon common stock during the last ten trading days, is a price your shareholders should find extremely attractive.

        The synergies between our two companies are obvious, particularly in the sales and marketing area. Our market presence, with over $500 million in laparoscopic sales, should prove to be a tremendous asset in marketing your products through your sales organization.

        I think another big plus is that U.S. Surgical is a worldwide company with approximately 50% of its sales outside the United States. Our international strength can significantly increase Circon's international sales, which are now less than 20% of your total. In addition, our extensive professional, training, education and marketing infrastructure can bolster Circon's efforts with its customers and add opportunities for its employees.

        Together, we can increase our capabilities to better serve our respective customer bases as they seek more cost-effective, one-stop purchasing of advanced medical products.

        We hope that you and your Board will share our enthusiasm for this merger and the benefits U.S. Surgical's offer provide for both your company and all its shareholders. We look forward to your response.


Leon C. Hirsch